14, bd du Général Leclerc
F 92572 Neuilly-sur-Seine Cedex

Téléphone : +33 1 41 43 15 00
Télécopie : +33 1 41 43 15 65

Cereol

02042171

File No : 82 - 5210

Cereol S.A.
14 boulevard du Général Leclerc
92200 Neuilly sur Seine
France

United States Securities and Exchange Commission
Washington D.C. 20549
United States

SUPPL

SEC MAIL PROCESSING
RECEIVED
JUN 1 9 2002
WASH. D.C. 164 SECTION

Neuilly, June 17th 2002

Re: Disclosure Materials Provided by Cereol Pursuant to Application for Exemption Under Rule 12g3-2 (b)

PROCESSED
JUL 0 1 2002
THOMSON
FINANCIAL

Ladies and Gentlemen

Please find attached the following disclosure materials for Cereol:

- Press Release dated 3 June 2002: "Cereol acquires the totality of shares in CanAmera Foods, Canada's largest oilseed processor". (both in English and in French).

Cereol is providing these documents to you pursuant to its obligations under Rule 12g3-2 (b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours.

Matthieu Hauw
General Counsel

Cereol acquires the totality of shares in CanAmera Foods, Canada's largest oilseed processor

Paris, 3 June 2002 – In its press release of 28 March 2002, Cereol announced the signature of an agreement to acquire the totality of shares in CanAmera Foods, Canada.

On Friday 31 May 2002 Central Soya acquired 50% of CanAmera's shares. Central Soya has been the owner of 50% of that company's shares since the creation in 1992 of a joint venture with its partners: two Canadian co-operatives, Saskatchewan Wheat Pool of Regina (Saskatchewan) and Agricore United of Winnipeg (Manitoba). From now on, Central Soya holds 100% of shares in CanAmera.

The North American Free Trade Association (NAFTA) creates a significant increase in cross-border US – Canada trade in oils and vegetable proteins. Within this framework, it is strategic that Central Soya and CanAmera form a single operational entity aimed at responding to consumer requirements, and to operate in a more co-ordinated and efficient manner to better serve their clients.

Based in Fort Wayne (Indiana), Central Soya represents Cereol's North American activities. Central Soya is a major player in soya in the US and Canada, and in canola (rapeseed) in Canada. It is also a world player in specialties (proteins and lecithins).

Cereol is the world leader in packaged oilseeds as well as in lecithins and further processed proteins. In 2001, Cereol realised net sales of 5.2 billion euros and an operating income of 200.5 million euros.

Cereol employs 6,100 people and has 52 industrial plants in Europe and North America.

Press contacts :
Henri Rieux, Cereol, Tel : +33 1 41 43 19 52
Tarick Dali, DGM, Tel : +33 1 40 70 11 89
Jeff Fritz, Central Soya Company, Inc., Phone : 00 1 260-425-5882
www.cereolworld.com
and www.centralsoya.com

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Cereol acquiert la totalité des actions de CanAmera Foods, le premier transformateur canadien de graines oléagineuses

Paris, le 3 juin 2002 – Dans son communiqué de presse du 28 mars 2002, Cereol avait annoncé la signature d'un accord en vue d'acquérir la totalité des actions de CanAmera Foods au Canada.

Vendredi 31 mai 2002, Central Soya a effectivement acquis 50% des actions de CanAmera. Central Soya était déjà propriétaire de 50% des actions de cette société depuis la création en 1992 d'une joint venture avec ses partenaires : deux coopératives canadiennes, Saskatchewan Wheat Pool of Regina (Saskatchewan) et Agricore United of Winnipeg (Manitoba). Central Soya détient donc désormais 100% des actions de CanAmera.

Le NAFTA (North American Free Trade Agreement) a permis une forte augmentation du commerce d'huiles et de protéines végétales entre les Etats-Unis et le Canada. Dans ce cadre, il est stratégique que Central Soya et CanAmera forment une seule entité opérationnelle dans le but de mieux répondre aux besoins du consommateur et d'opérer de façon coordonnée et plus efficace pour mieux servir ses clients.

Central Soya est basée à Fort Wayne (Indiana) et représente la partie opérationnelle nord américaine de Cereol. Central Soya est un acteur majeur dans le domaine du soja aux Etats-Unis et au Canada et du canola (colza) au Canada. C'est aussi un acteur mondial dans le domaine des spécialités (protéines et lécithines).

Cereol est le leader mondial dans les secteurs des huiles végétales conditionnées et des lécithines et protéines élaborées. Cereol a réalisé en 2001 un chiffre d'affaires de
5,2 milliards d'euros et un résultat d'exploitation de 200,5 millions d'euros.

Cereol emploie 6100 personnes et possède 52 unités industrielles en Europe et en Amérique du Nord.

Contacts Presse :
Tarick Dali, DGM, Tel : +33 1 40 70 11 89
Henri Rieux, Cereol S.A., Tel : +33 1 41 43 19 52
Jeff Fritz, Central Soya Company, Inc., Phone: 00 1 260-425-5882
www.cereolworld.com
www.centralsoya.com